FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of November, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








                  HSBC AND THE SAUDI BRITISH BANK TO ESTABLISH
                       FIRST INDEPENDENT INVESTMENT BANK
                                IN SAUDI ARABIA

The Saudi Arabian Capital Market Authority (CMA), the newly-established regulator of the stock exchange and capital markets in Saudi Arabia, has given its approval to HSBC and The Saudi British Bank (SABB) to establish the first full-service, independent investment bank in the Kingdom of Saudi Arabia licensed under the new Capital Market Law.

HSBC, through a wholly-owned subsidiary, will hold 60 per cent of the equity in the new company and SABB, in which HSBC has a 40 per cent shareholding, will hold the remaining 40 per cent.

The joint venture, to be known as HSBC Saudi Arabia Limited, will be established as a limited liability company headquartered in Riyadh, with a share capital of SAR50 million (US$13.33 million). Its formation is subject to obtaining an investment licence from the Saudi Arabian General Investment Authority and a commercial registration from the Saudi Arabian Ministry of Commerce and Industry.

HSBC Saudi Arabia Limited will provide corporate finance and asset management advisory services to corporations and institutions in Saudi Arabia as well as investment advisory services to individual investors. In addition, the new company will manage SABB's domestic and international equity brokerage and security services businesses.

Its corporate finance units will provide a wide range of services related to the issuance of initial public offerings, rights issues, private placements and Islamic and conventional debt securities. The joint venture will also provide project finance, privatisation, and merger and acquisition advice to a broad range of clients.

Stephen Green, Group Chief Executive of HSBC Holdings plc, said: "This year marks the 55th year of HSBC's continuous presence in the Kingdom of Saudi Arabia, first through The British Bank of the Middle East and then through The Saudi British Bank. We are optimistic about the long-term prospects for growth in the Saudi Arabian economy and look forward to providing investment banking and asset management expertise and products to the local market."

Sheik Abdullah Al-Hugail, Chairman of The Saudi British Bank, said: "We recognise and appreciate the significant value added by HSBC to the capabilities of The Saudi British Bank. We are pleased to be able to bring to our clients in Saudi Arabia an even broader level of global expertise through the establishment of this new investment banking vehicle."




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  21 November, 2005